Exhibit 12(d)

[Letterhead of Clifford Chance US LLP]

November 24, 2003

Merrill Lynch Variable Series Funds, Inc. 800 Scudders Mill Road Plainsboro, New Jersey 08536

Re:	Reorganization of Merrill Lynch International Value V.I. Fund and Mercury International V.I. Fund

Dear Ladies and Gentlemen:

We have acted as counsel to Merrill Lynch International Value V.I. Fund (“Acquiring Fund”), a newly created series of Merrill Lynch Variable Series Funds, Inc., a Maryland corporation (the “Company”), in connection with a transaction (the “Reorganization”) involving Mercury International V.I. Fund (“Transferring Fund”), a series of Mercury Variable Trust, a Massachusetts business trust (the “Mercury Trust”). The Reorganization will be undertaken pursuant to the Agreement and Plan of Reorganization dated October 14, 2003, by and among Acquiring Fund and Transferring Fund (the “Plan”). Pursuant to the Plan, on the effective date of the Reorganization (the “Effective Date”), Transferring Fund will transfer its assets to Acquiring Fund in exchange for the assumption by Acquiring Fund of the liabilities of Transferring Fund and shares of Acquiring Fund, and Transferring Fund will distribute the shares received from Acquiring Fund to its shareholders in liquidation of Transferring Fund. After the Reorganization, Transferring Fund will cease to operate, will have no assets remaining and will be terminated as a separate series of the Mercury Trust under the laws of the State of Massachusetts. All capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Plan.

In rendering our opinions expressed herein, we have reviewed (a) the Plan and (b) the related Proxy Statement and Prospectus included as part of the registration statement on Form N-14 filed under the Securities Act of 1933 (“Registration Statement”). In addition, we have assumed that (i) the Reorganization will be consummated in the manner contemplated by the Plan and the Proxy Statement and (ii) the representations and covenants concerning the Reorganization made by the Company and the Mercury Trust in a letter to us dated as of the date hereof (the “Representation Letter”) are accurate and complete. Our opinions could be affected if any of the facts set forth in the Plan or the Proxy Statement and Prospectus or any of the representations and covenants in the Representation Letter are or become inaccurate.

The opinions set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated by the Treasury Department, published administrative pronouncements and rulings of the Internal Revenue Service and court decisions, all as of the date of this letter.

Merrill Lynch Variable Series Funds, Inc.	Page 2
November 24, 2003

Based on and subject to the foregoing, and such examinations of law as we have deemed necessary, it is our opinion that for U.S. Federal income tax purposes:

1. The transfer of the assets of Transferring Fund to Acquiring Fund in exchange solely for the assumption of the liabilities of Transferring Fund and the stock of Acquiring Fund followed by the distribution by the Transferring Fund to its shareholders of the Acquiring Fund stock in complete liquidation of the Transferring Fund as provided in the Plan will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Each of Transferring Fund and Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2. Transferring Fund will not recognize any gain or loss on either (a) the transfer of the assets to Acquiring Fund in exchange solely for the assumption of the liabilities of Transferring Fund and the transfer of shares of Acquiring Fund stock, or (b) the distribution of the Acquiring Fund shares received in the Reorganization to Transferring Fund shareholders.

3. Acquiring Fund will recognize no gain or loss on the receipt of the assets of Transferring Fund in exchange solely for the assumption of the liabilities of Transferring Fund and the transfer of shares of Acquiring Fund stock.

4. The basis of the assets of Transferring Fund in the hands of Acquiring Fund will be the same as the basis of such assets to Transferring Fund immediately before the Reorganization.

5. Acquiring Fund’s holding period for the assets acquired from Transferring Fund will include the period during which such assets were held by Transferring Fund.

6. Transferring Fund shareholders will recognize no gain or loss on the exchange of their Transferring Fund shares for shares of Acquiring Fund stock.

7. The basis of the Acquiring Fund shares received by Transferring Fund shareholders shall be the same as the basis of the Transferring Fund shares surrendered in exchange therefor.

8. The holding period of the Acquiring Fund shares received by Transferring Fund shareholders will include the holding period of the Transferring Fund shares surrendered in exchange therefor, provided that the Transferring Fund shares were held as a capital asset on the Effective Date.

9. Pursuant to Section 381(a) of the Code and Treas. Reg. Section 1.381(a)-l, Acquiring Fund will succeed to and take into account the items of Transferring Fund described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

Merrill Lynch Variable Series Funds, Inc.	Page 3
November 24, 2003

The opinions set forth in this letter represent our conclusions as to the application of Federal income tax law existing as of the date of this letter to the transactions described herein. We can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would modify or supersede our opinions.

The opinions contained herein are limited to those matters expressly covered; no opinion is to be implied in respect of any other matter. The opinions set forth herein are as of the date hereof and we disclaim any undertaking to update this letter or otherwise advise you as to any changes of law or fact that may hereinafter be brought to our attention. We are furnishing this opinion letter to you solely for your benefit in connection with the Reorganization.

Very truly yours,

/s/ Clifford Chance US LLP